Filed by Sungevity, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Sungevity, Inc.

Commission File No.: 132-00000

Sungevity merger frequently asked questions for EMPLOYEES, option-HOLDERS and sTOCKholders

The following is a brief summary (the “Merger Q&A”) of information regarding Sungevity’s expected merger with Easterly Acquisition Corp (the “Merger in a question and answer format. This summary does not contain a complete statement of all provisions of the Merger or the related merger agreement (the “Merger Agreement”). It is qualified in its entirety by the more detailed information appearing in the Merger Agreement. Capitalized terms not otherwise defined here shall have the meanings set forth in the Merger Agreement. These questions and answers do not address all the questions that may be important to you. For a more complete description of the legal and other terms of the Merger Agreement, please read carefully the Form S-4 Registration Statement that will be filed with the U.S. Securities and Exchange Commission, as well as the Merger Agreement itself.

Q.	Why am I receiving this Merger Q&A?

A.	Subject to the terms and conditions in the Merger Agreement, Easterly Acquisition Corp. (“Easterly”), a publicly traded company, has agreed to a merger transaction with Sungevity. Pursuant to the terms of the Merger Agreement and subject to the satisfaction of the conditions to the Merger, Sungevity will merge with a wholly owned subsidiary of Easterly and then continue as the surviving corporation of this merger as well as a wholly owned subsidiary of Easterly.

Q.	What is happening? What is a SPAC?

A.	We have signed a Merger Agreement with a company called Easterly Acquisition Corp, which is a special purpose acquisition company, or “SPAC”. A SPAC is a “shell” company organized with the sole purpose of acquiring an operating company by a specified deadline. Easterly conducted an IPO in July 2015, raising approximately $200 million. The Merger still needs to be approved by Easterly’s and Sungevity’s stockholders, which can take up to three months or longer. If it is approved, we will gain access to the capital that Easterly raised in its IPO (excluding certain expenses and redemptions), and we also will become a publicly traded company.

A public announcement of the deal has been released and media coverage of the deal may follow.

The financial media may frame this deal as an acquisition (some will refer to it as a SPAC), but it is very important that you understand the framework of the deal, because we believe that the deal is substantively a capital raising transaction, as opposed to a traditional merger (where our company is absorbed by another operating company). Some refer to SPAC acquisitions as “alternative public offerings,” because we are basically gaining access to the public market through the merger with Easterly.

Q.	Who are the companies involved? Who is Easterly?

A.	Easterly LLC

Easterly LLC is an asset management firm that develops engaged partnerships with innovative, growth oriented companies. Easterly’s core expertise is in acting as a principal to grow business platforms. Easterly enhances businesses, as a partner, through capital formation, corporate development, and strategic implementation activities. Easterly’s principals have a proven track record of delivering outperformance to both public and private investors across a variety of sectors.

Easterly Acquisition Corp

Easterly Acquisition Corp. is a special purpose acquisition company sponsored by Easterly Acquisition Sponsor, LLC, an affiliate of Easterly LLC, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or assets. Easterly Acquisition Corp. completed its initial public offering in August 2015, raising approximately $200 million in cash proceeds. Easterly Acquisition Corp.’s officers and certain of its directors are affiliated with Easterly LLC.

Solaris Merger Sub Inc.

Solaris Merger Sub Inc. (“Merger Sub”) is a direct, wholly owned subsidiary of Easterly. Solaris Merger Sub has not carried on any activities to date, other than activities incidental to its formation or undertaken in connection with the transactions contemplated by the Merger.

Sungevity

Sungevity, Inc., is a technology-driven solutions provider, offering optimal service and choice to residential and commercial solar energy customers. Sungevity’s asset-light business model focuses on value-added in-house services for software platform development, project management and customer experience; this focus is enabled by a strong, scalable network of third-party providers for asset-intensive and/or lower margined provision of hardware, installation services and financing. Sungevity's disruptive competitive model delivers greater value directly to customers and, for stockholders, captures immediate financial value at the time of sale.

Q.	When do you expect the Merger to be completed?

A.	As of the date of this Q&A, the Merger is expected to close on or before Q3 or Q4 2016. However, the closing will be delayed in the event we do not receive Easterly stockholder approval in time to close on such date. The Merger may also be delayed for other reasons and there are other conditions to closing the Merger.

Q.	Will there be a special meeting to vote on the Merger?

A.	No. In lieu of a stockholder meeting, Sungevity will seek the written consent of its stockholders to adopt the Merger Agreement and approve the Merger.

Q.	What happens to the board of Sungevity?

A.	There will be changes to the Board of Directors if the merger is completed. After the Merger, the Board of Directors will consist of seven members, and the proposed composition of the Board will be disclosed in the Form S-4 Registration Statement that will be filed with the SEC. Three of the seven directors will be existing Sungevity board members.

Q.	Will we still be called Sungevity?

A.	Yes, we will still be called Sungevity – there will be no change in the company’s name or branding – however, the public holding company will be called Sungevity Holdings, Inc.

Q.	Does this affect employee compensation?

A.	Your base compensation will not change as a result of this Merger Agreement. If the Merger is approved, as an employee of Sungevity, you will become part of a public company. It is anticipated that the public company (subject to stockholder approval) will adopt plans for employee equity. The equity plans may have different components, including an Employee Stock Purchase Plan (“ESPP). The specifics of the equity plans will be communicated to you in a separate communication at a later date.

Q.	What will I receive if the Merger is completed?

A.	If the Merger is completed, up to 1,750,000 shares of Easterly Common Stock have been set aside to be allocated to Sungevity common stockholders and vested option holders based upon each holder’s pro rata share of common stock and vested stock options (without regard to exercise price) (the “Common Stock Allocation”). Any shares of Easterly Common Stock issued under this Common Stock Allocation might be subject to withholding taxes, and a net amount of Easterly Common Stock will be issued to cover the applicable withholding amount.

Q:	What will happen to Sungevity Stock Options as a result of the Merger?

A:	In light of the Common Stock Allocation discussed above, each Sungevity stock option that is outstanding immediately prior to the Effective Time shall be cancelled and extinguished, with no further rights to the holder thereof in accordance with the terms of Sungevity’s 2007 Stock Option Plan. Easterly will not assume or substitute any outstanding Sungevity stock options.

Q:	What does this mean in terms of my shares and options of the company?

A:	If the Merger is approved, as an employee of Sungevity, you will become part of a public company. Those participating in the Common Stock Allocation will receive publicly traded stock. Also, it is anticipated that the public holding company, Sungevity Holdings, Inc. will adopt equity plans. Any equity granted under this plan will be based on your position and length of employment, or other factors at the discretion of the plan administrator. The ESPP will be available on a broad basis to Sungevity employees. The details of the plans will be communicated to you in a separate communication at a later date.

Q.	Can I exercise my stock options prior to the Merger?

A.	Yes, you can exercise your vested stock options prior to the Merger. You cannot exercise any of your unvested stock options prior to the Merger. Vested options and common stockholders will receive an allocated portion of the Common Stock Allocation, without regard to option exercise prices.

Q.	Does the merger affect the vesting of my options?

A.	No. Your options will continue to vest on their normal schedule until just prior to the close of the Merger.

Q.	Are the shares of Easterly common stock that I receive pursuant to the Merger being registered with the Securities and Exchange Commission?

A.	Yes. The shares of Easterly Common Stock that stockholders of Sungevity receive pursuant to the Merger will be issued pursuant to a registration statement on Form S-4 filed in accordance to the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “SEC”). Prior to the Closing, the Form S-4 shall have become effective.

Q.	Can I sell the shares of Easterly Common Stock that I receive pursuant to the Merger?

A.	As a condition to receiving Easterly stock in the Common Stock Allocation, you will be required to sign a lock-up agreement that prohibits you from selling the shares for a period of 12 months.

Q.	What happens if I invested in preferred stock in Sungevity?

A.	If you invested in any shares of Sungevity preferred stock, you may sell the shares of Easterly Common Stock you receive in the Merger in exchange for your preferred stock without restriction unless you are considered an “affiliate” of Easterly or Sungevity. No restrictions on the sale or other transfer of Easterly Common Stock issued in the Merger will be imposed solely as a result of the Merger, except for restrictions on the transfer of Easterly Common Stock issued to any Sungevity stockholder who was an affiliate of Sungevity at the time the Merger was submitted to a vote or a stockholder that becomes an “affiliate” of Easterly after the Merger (See Securities Act Rules 144 and 145). The term “affiliate” is defined in Rule 144 under the Securities Act and generally includes executive officers, directors and stockholders beneficially owning 10% or more of the outstanding Easterly or Sungevity common stock.

Q.	What are the U.S. federal income tax consequences of the Merger to United States stockholders?

A.	The tax consequences of the Merger are complex. Sungevity stockholders should consult with their own tax advisors as to the tax consequences to them of the Merger as well as review the more detailed description of the tax consequences of the Merger in the Form S-4 to be filed with the SEC titled “The Merger—Certain Material U.S. Federal Income Tax Consequences of the Merger.”

Q.	What will change once Sungevity is a public company?

A.	If the transaction is completed and we become a public company, our stock will be publicly traded on The Nasdaq stock exchange and we will be obligated to comply with the SEC’s periodic reporting requirements.

Q.	What are the current rights of Sungevity stockholders?

A.	The rights of Sungevity stockholders are currently governed by the Sungevity certificate of incorporation, the Sungevity bylaws and the Delaware General Corporation Law. Sungevity stockholders that receive Easterly Common Stock as Merger consideration will become stockholders of Easterly upon completion of the Merger. Thereafter, their rights will be governed by the Easterly certificate of incorporation, the Easterly bylaws and the Delaware General Corporation Law. As a result, these Sungevity stockholders will have different rights once they become stockholders of Easterly due to the differences in the governing documents of Easterly and Sungevity.

Q.	Are there any regulatory filings or approvals required to complete the Merger?

A.	Prior to the Closing, the registration statement on Form S-4 shall be declared effective under the Securities Act by the SEC and shall not be the subject of any stop order, and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn. In addition, prior to the Closing, the waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and any other applicable antitrust laws shall have expired or early termination shall have been granted.

Q.	In any way does this change Sungevity's business model or approach to the industry as it relates to the scope of work and division of labor it shares with its Preferred Installers?

A.	No, this Merger Agreement does not result in any changes to the agreements we have with our installer network or the manner in which we conduct business with them.

Q.	Where can I get more information about the Merger?

A.	Please see the copy of the Merger Agreement that has been filed as an exhibit to the Form 8-K filed with the SEC by Easterly, which is incorporated by reference in its entirety herein. Additional information can also be found in the Form S-4 to be filed by Easterly with the SEC related to the Merger.

Q.	Where can I get more information about Easterly?

A.	As a reporting company, Easterly is required to file annual, quarterly and current reports, proxy statements and other information with the SEC pursuant to the Exchange Act. You may read and copy any reports, statements or other information filed by Easterly at the SEC’s public reference room at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Easterly’s filings are also available to the public from commercial document retrieval services and at the Internet website maintained by the SEC at http://www.sec.gov.

Q.	What should I do if someone contacts me about the merger?

A.	Politely tell the individual that you are not authorized to speak about the Merger and that all media inquiries are being handled by John Ordona, who can be reached at jordona@sungevity.com, and all legal queries can be sent to legal@sungevity.com. It is important that you do not act as a spokesperson for Sungevity. Please keep in mind that individuals may attribute to you and to Sungevity anything you say, so it is important not to answer any questions regarding the merger.

Q.	What if I have more questions about the Merger?

A.	If you have any questions about the Merger, you may contact mergerquestions@sungevity.com.

No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell any securities, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information about the Transaction and Where to Find It

This communication relates to a proposed business combination between Easterly and Sungevity and may be deemed to be solicitation material in respect of the proposed business combination between Easterly and Sungevity. The proposed business combination will be submitted to the respective stockholders of Easterly and Sungevity for their approval. In connection with the proposed business combination, Easterly intends to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 and joint proxy/consent solicitation statement/prospectus forming a part thereof. This communication is not a substitute for the registration statement and joint proxy/consent solicitation statement/prospectus that Easterly will file with the SEC or any other documents that Sungevity or Easterly may file with the SEC or send to stockholders in connection with the proposed transaction. The registration statement and joint proxy/consent solicitation statement/prospectus will contain important information about Easterly, Sungevity, the proposed business combination and related matters. Investors and security holders are urged to read the registration statement and joint proxy/consent solicitation statement/prospectus carefully when they are available.

A copy of the definitive joint proxy/consent statement/prospectus when available will be sent to all stockholders of Easterly and Sungevity seeking the required stockholder approval. Investors and stockholders will be able to obtain free copies of the registration statement and joint proxy/consent solicitation statement/prospectus and other documents filed with the SEC by Easterly through the web site maintained by the SEC at www.sec.gov.

Participants in Solicitation

Easterly and Sungevity, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Easterly stockholders in respect of the proposed business combination. Information about the directors and executive officers of Easterly is set forth in Easterly’s Form 10-K for the year ended December 31, 2015. Information about the directors and officers of Sungevity and more detailed information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in Easterly’s registration statement on Form S-4 and joint proxy/consent solicitation statement/prospectus. Investors may obtain additional information about the interests of such participants by reading such registration statement and joint proxy/consent solicitation statement/prospectus when it becomes available.